June 5, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL FOR JULY 2006

CALGARY  (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI)– PrimeWest Energy Trust (PrimeWest or the Trust) announces that the distribution payable July 14th, 2006 will be $0.30 per Trust Unit.  The ex-distribution date is June 20th, 2006 and the record date is June 22nd, 2006.  This represents an 11% annualized pre-tax cash-on-cash yield based on the June 5th closing price of  $32.58 per Trust Unit.

Using a Canadian to U.S. dollar exchange rate of 0.90, the distribution amount is approximately US$0.27 per Trust Unit.  The actual U.S. dollar equivalent distribution will be based upon the U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes.

Due to strong natural gas prices during late 2005, the monthly distribution was raised to $0.36 Canadian per Trust Unit effective on the January 13th, 2006 distribution payment date. However, the significant weakening in natural gas prices that has occurred during 2006 has necessitated a reduction to $0.30 Canadian per Trust Unit.  The $0.30 Canadian per Trust Unit monthly distribution was paid throughout 2005.   PrimeWest continues to follow a strategy of maintaining a distribution payout ratio of approximately 70-90% of cash flow from operations on an annual basis recognizing that during periods of volatile commodity prices, the payout ratio may temporarily move outside of this range.

For Canadian Unitholders this announcement results in a reduction to the $0.30 per Trust Unit monthly distribution level paid during 2005.  For U.S. Unitholders the strengthening Canadian dollar relative to the U.S. dollar, based on current exchange rates, will result in a July 2006 pre-tax monthly distribution of approximately US$0.27 per Trust Unit compared to a pre-tax average monthly distribution of approximately US$0.25 per Trust Unit during 2005.

PrimeWest’s current production volume guidance for 2006 remains within the range of 38,000 to 39,000 barrels of oil equivalent (BOE) per day, with over 70% of production currently weighted to natural gas.  The $275 million capital program announced earlier in the year remains on track for completion during the remainder of 2006.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

George Kesteven

Investor Relations Advisor

Manager, Investor Relations

403-699-7356

403-699-7367

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com